EXHIBIT 3.1.4

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

AMERICAN FINANCIAL HOLDINGS INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  That a meeting of the Board of Directors of said corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing Article thereof numbered “FOURTH”, so that as amended, said Article shall be and read as follows:

“FOURTH: The amount of the authorized capital stock of this Corporation is 100,000,000 shares of $0.0001 par value.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on this date of January 6, 2006.

By:	/s/ Charley Wall
Charley Wall
President